(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: June 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Nano Chemical Systems Holdings, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

P. O. Box 10591

Address of Principal Executive Office (Street and Number)

Portland, Oregon 97296

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☒	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant’s independent registered public accounting firm, Madsen & Associates CPA’s, Inc., has advised the Registrant that it has not completed its audit of the Registrant’s annual financial statements for the period ending June 30, 2005, and that they need additional time to complete the procedures necessary to enable them to issue their reports on the audit of the Registrant’s financial statements. As a result of these delays and in order to ensure accuracy and completeness of the Registrant’s Annual Report on Form 10-KSB for the year ended June 30, 2005, the Registrant is unable to complete and file its Form 10-KSB by the prescribed filing date without unreasonable effort and expense. The Registrant currently anticipates filing the Form 10-KSB within 15 days of the date hereof.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John N. Giordano (Name)	813 (Area Code)	224-9255 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

The Registrant has not filed one or more current reports on Form 8-K relating to the departure and appointment of the Registrant’s principal officers.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the Registrant’s acquisition of Nano Chemical Systems, Inc., the Registrant anticipates a change in its results of operations for the fiscal year ended June 30, 2005 when compared to the corresponding period for its previous fiscal year. However, the Registrant’s financial statements are not complete and remain subject to audit. As such, the Registrant cannot determine if a significant change in results of operations from the corresponding period of the prior year will be reported on its Annual Report on Form 10-KSB for the fiscal year ended June 30, 2005, nor can it quantify the extent of any change at this time.

Nano Chemical Systems Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 28, 2005	By	/s/ James Ray
James Ray, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

September 28, 2005

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street NW

Washington, D.C. 20549

To Whom It May Concern:

We have been furnished with a copy of Form 12b-25 which the Registrant, Nano Chemical Systems Holdings, Inc., intends to file with the Securities and Exchange Commission on September 28, 2005. We agree with the statements made in response to Part III of Form 12b-25 as they relate to our firm.

Sincerely,

/s/ Madsen & Associates CPA’s, Inc.
Madsen & Associates CPA’s, Inc.
684 East Vine St. #3
Salt Lake City, Utah 84106
Telephone (801) 268-2632
Fax (801) 262-3978